Exhibit 2

PokerTek, Inc. and Aristocrat International PTY, Ltd.

Equipment Purchase Arrangement

Exclusive Distribution Agreement:	The existing Exclusive Distribution Agreement by and between PokerTek, Inc. and Aristocrat International Pty, Ltd, as amended, shall terminate and be replaced with this agreement as of January 15, 2010.

Inventory:	PokerTek shall purchase and Aristocrat shall sell its complete inventory of PokerPro equipment not currently installed at customer locations, inclusive of related peripheral equipment, to PokerTek for a purchase price of $6,500 per table. It is understood that the majority of the equipment is in used condition and may require refurbishment and repair by PokerTek prior to deployment.

Payment Terms:	The purchase price for the Inventory tables will be paid from PokerTek to Aristocrat as the purchased tables are deployed and revenues received by PokerTek. As revenues are received by PokerTek on a cash basis, the payment to Aristocrat will be calculated as 20% of PokerTek’s gross revenue attributable to each purchased inventory table, up to $6,500.

PokerPro Tables at Customer Locations:	PokerTek agrees to assume responsibility for (and take title to) all PokerPro tables currently installed at customer locations, excluding those tables currently installed at Crown Casino in Melbourne, Australia. In return for transfer of these tables to PokerTek, PokerTek agrees to relieve Aristocrat of all responsibility and related costs to service, support, maintain, replace and repair those installed tables.

With respect to the ten tables installed at Crown Casino, Aristocrat will retain ownership and responsibility for service and support. PokerTek and Aristocrat will continue to share the revenues received by Aristocrat for the PokerPro tables at Crown on a 50/50 participation basis.

Aristocrat will act in good faith to assign its current PokerPro lease contracts to PokerTek, excluding the Crown contract. PokerTek understands that Aristocrat may be required to seek consent for assignment from its customers. Until such time as assignment, any required regulatory approvals or other prerequisites for transfer are completed, Aristocrat may continue to invoice those customers and collect payments. The parties agree to perform a monthly reconciliation and to “true-up” in a manner consistent with the terms of this agreement.

Reporting:	PokerTek will provide Aristocrat with a quarterly schedule showing the status and revenue received for each purchased inventory table along with a calculation of the amounts payable to Aristocrat.

Timing of Deployment:	PokerTek will act in good faith to deploy the Aristocrat inventory in a revenue-producing capacity as quickly as reasonably practical during 2010.

Transition period:	PokerTek will assume ownership and responsibility for the purchased assets immediately upon execution of this agreement. Both parties agree to cooperate in good faith to ensure an orderly transition while any required regulatory approvals are obtained and responsibilities are transferred. At a minimum, it is anticipated that PokerTek would need to have access and use of warehouse space where the inventory is currently stored for a period of approximately six months. In addition, the parties intend to work together to allow PokerPro to be displayed at the IGE show during January 2010, as currently planned.

Aristocrat acknowledges that it is aware that PokerTek may enter into discussions with two Aristocrat employees to aid in refurbishing, marketing and deploying the purchased inventory and agrees to waive any provisions in employment or other agreements that might prohibit or hinder PokerTek from hiring those individuals either as employees or contractors.

Risk of loss, taxes and expenses	Each party shall be responsible for its own expenses to execute this agreement, including attorneys and accountants fees. Risk of loss shall pass at closing. Aristocrat shall bear responsibility for any property taxes, sales and use taxes, ad valorem or other such taxes or fees incurred on or prior to closing and PokerTek shall assume responsibility for all such taxes and fees for periods subsequent to closing.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

January 15, 2010

BUYER:
PokerTek, Inc.

By        /s/ Mark Roberson
Name:  Mark Roberson
Title:    Acting Chief Executive Officer and Chief Financial Officer

SELLER:
Aristocrat

By        /s/ Tracey Elkerton
Name:  Tracey Elkerton
Title:    Director

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